Know Labs, Inc.

September 19, 2019

Mr. David Burton, Accounting Branch Chief
Securities Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
1100 F Street N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc.
Registration Statement on Form S-1
Filed May 30, 2019, and Response dated August 23, 2019
File No. 333-231829

Dear Mr. Burton,

Reference is made to the Staff’s comment letter dated August 23, 2019 (the “Staff’s Letter”) to Know Labs, Inc. (the “registrant” or “Company”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on May 30, 2019.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant. These comments have been made in response to the Staff’s comments.

Response dated August 23, 2019

General

1.
We note your response to prior comment 1; however, the information in the "Proposed Maximum Offering Price Per Unit" column of your proposed revision to your fee table continues to appear as if you are calculating the fee for registration of the exercise of the warrants and the conversion of the preferred stock, rather than the resale of common stock. Please revise to reflect the transaction being registered.

Response. We have revised our filing accordingly as set forth in Exhibit A attached hereto and incorporated herein by reference to amend the "Proposed Maximum Aggregate Offering Price Per Unit" in accordance with 457(c) in agreeance with the Staff’s letter rather than by using the price the warrants and preferred stock are convertible at.

2.
Please include in an appropriate section of your prospectus the disclosure sought by the second sentence of prior comment 3.

Response. We have revised our filing accordingly to include this statement and filed the corresponding agreement as an exhibit.

3.
We note your response to prior comment 8. Please include in your prospectus all information required by Regulation S-K Item 507 regarding relationships with selling shareholders. Identify clearly which selling shareholder was involved in each relevant transaction, and the amount of the selling shareholder's involvement.

Response. We have revised our filing accordingly to include the information required by Regulation S-K Item 507.

4.
Please provide disclosure responsive to prior comment 9 in your prospectus

Response. We have revised our filing accordingly to include disclosure from prior comment 9.

Please contact me at (206) 903-1351 with any questions.

Sincerely,

/s/ Ronald P. Erickson

Chairman of the Board

cc: Kevin Kuhar, Securities and Exchange Commission
      Tim Buchmiller, Securities and Exchange Commission
      Russel Mancuso, Securities and Exchange Commission
      Jessica M. Lockett, Esq.

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Knowlabs.co